# SEC Schedule 13G/A (Amendment No. 24) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: THUMZUP MEDIA Corp, CIK 0001853825
CUSIP: 88604J103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11845 W. Olympic Blvd., Ste 1100W #13, Los Angeles, California (CA), 90064
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-017359
Filed by CIK 0001088197

## Reporting persons
- Joe Thomas: type of reporting person: individual (IN); citizenship or place of organization: Utah (UT); does not affirm membership in a group (box b); sole voting power 976,220; shared voting power 0; sole dispositive power 976,220; shared dispositive power 0; aggregate amount beneficially owned 976,220 (6% of the class)
  Comment: Shares are held by SLS Group LLC and Classic Solutions Corp which are controlled/owned by Joe Thomas.

## Item 1. Issuer
Name of issuer: THUMZUP MEDIA Corp
Address of issuer's principal executive offices: 11845 W. Olympic Blvd., Ste 1100W #13, Los Angeles, CA, 90064

## Item 2. Person Filing
Name of person filing: Joe Thomas
Address of principal business office or, if none, residence: 4580 S Thousand Oaks Drive Salt Lake City, UT 84124
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 976,220
Percent of class: 6.0%
Sole power to vote or to direct the vote: 976,220
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 976,220
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Joe Thomas: /s/ Joe Thomas, Joe Thomas (10/02/2025)